UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT

TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2007.

Commission File Number: 000-51933

LABOPHARM INC.

480 Armand-Frappier Blvd.

Laval, Québec, Canada

H7V 4B4

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [ ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [ ] No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-                                    .

TABLE OF CONTENTS

Exhibits
99.1	Labopharm Reports Results for Third Quarter Fiscal 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LABOPHARM INC.

Date: November 13, 2007	By:	/s/ Lynda Covello
	Name:	Ms. Lynda Covello
	Title:	General Counsel and Corporate Secretary

Exhibit 99.1

Press Release

FOR IMMEDIATE RELEASE

LABOPHARM REPORTS RESULTS FOR

THIRD QUARTER FISCAL 2007

– Quarter Highlighted by Continued Momentum in Global Commercialization

Program for Once-Daily Tramadol and Completion of Enrolment for Once-Daily

Trazodone Phase III Study –

LAVAL, Quebec (November 9, 2007) – Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) today reported its results for the third quarter of fiscal 2007, ended September 30, 2007. All figures are in Canadian dollars unless otherwise stated.

Recent Developments

Once-Daily Tramadol Global Commercialization Program

Sales of Labopharm’s once-daily tramadol product for the third quarter of fiscal 2007 increased to $2.8 million from $1.1 million for the third quarter of fiscal 2006, the result of product shipments to a larger number of markets in the third quarter of fiscal 2007, as well as higher average selling prices in the third quarter of fiscal 2007, primarily due to the launch of the product in Canada, where selling prices are higher than in Europe. Once-daily tramadol sales for the first nine-months of fiscal 2007 increased to $10.4 million from $4.0 million for the same period of fiscal 2006. Adjusted gross margin for the third quarter and first nine months of fiscal 2007 increased to 56% and 50%, respectively, from 37% and 44% for the corresponding periods in 2006.

“While our quarterly product revenue will continue to fluctuate with the timing of orders typically associated with the early stages of product launches, our once-daily tramadol product is steadily achieving penetration of our target market1 in Europe with our market share2 reaching almost 4% in September,” said James R. Howard-Tripp, President and Chief Executive Officer, Labopharm Inc. “Our product has met with particular success in Spain, where it achieved a market share in September of almost 14%. We are confident that we can achieve similar results in other markets as we continue to address the initial challenges in some of those countries.”

Labopharm and its marketing partner, Paladin Labs Inc., launched once-daily tramadol in Canada under the brand name Tridural™. The Company also completed licensing and distribution

[1]	Labopharm’s target market consists of the market for immediate-release, twice-daily, once-daily and drop formulations of tramadol.
[2]	Includes France, Germany, the United Kingdom, Spain and Italy.

agreements for once-daily tramadol for South Korea with WhanIn Pharmaceutical Co., Ltd., for Greece with Lavipharm S.A. and for Israel with Dexcel Pharma Technologies Ltd. Labopharm expects its product to be launched in the South Korean and Greek markets in 2008. Labopharm’s formulation is currently under regulatory review in Israel and the Company expects a response from the Israeli regulatory authority by mid-2008.

To date, Labopharm has secured marketing partners for its once-daily tramadol in more than 50 countries worldwide and regulatory approval in 25 countries. The Company’s partners will continue to launch its product in additional markets, globally, throughout 2008.

In the U.S., Labopharm continues to vigorously pursue regulatory approval of its once-daily tramadol, appealing the U.S. Food and Drug Administration’s (FDA) decision in its Approvable Letter through initiation of the Agency’s Formal Dispute Resolution process. The Company believes that it has met the statutory standards for approval of its formulation and that appealing the FDA’s decision through this process represents its best opportunity to expeditiously resolve this matter.

Once-Daily Trazodone Development Program

Labopharm has completed patient enrolment in its North American Phase III clinical trial for its once-daily formulation of the antidepressant trazodone, ahead of schedule. More than 400 patients are enrolled in the study.

“Our once-daily formulation represents the opportunity to address significant unmet needs in the treatment of depression,” said Mr. Howard-Tripp. “Trazodone has a proven history of efficacy and we believe that by controlling the blood concentration levels through our Contramid® controlled-release technology, we can offer a once-daily formulation with a potentially improved side effect profile that takes advantage of trazodone’s unique sedative effects, eliminating the need for adjunctive therapy often associated with other anti-depressants to address related conditions such as poor sleep quality. We look forward to reporting data from our Phase III study in the second quarter of next year.”

Other Development Programs

Labopharm continues to advance the development programs for other product candidates in its pipeline, including its programs to develop a twice-daily tramadol-acetaminophen combination formulation and a twice-daily acetaminophen formulation, both of which are based on the Company’s proprietary Contramid® technology. The Company is currently in the process of preparing for pivotal studies for the tramadol-acetaminophen formulation, which it expects to begin imminently.

Financial Results

Revenue for the third quarter of fiscal 2007 increased to $5.1 million from $3.3 million for the third quarter of fiscal 2006. Product sales increased to $2.8 million from $1.1 million with the increase being the result of higher volumes due to shipments of once-daily tramadol to a larger number of markets in the third quarter of fiscal 2007 compared to the third quarter of fiscal 2006, as well as higher average selling prices in the third quarter of fiscal 2007, primarily as a result of launch of the product in Canada, where selling prices are higher than in Europe. Product sales for the third quarter of fiscal 2007 consisted of follow-on shipments of once-daily tramadol to our marketing partners in Europe for distribution in various markets, as well as initial shipments to Paladin Labs Inc. for distribution in Canada.

Gross margin (as a percentage of product sales revenue), excluding a non-recurring favourable adjustment of $236,000, for the third quarter of fiscal 2007 increased to 56% from 37% for the third quarter of fiscal 2006. The increase in adjusted gross margin compared to the third quarter of last year was due to lower manufacturing costs and higher average selling prices per tablet resulting primarily from the launch in Canada, which were partially offset by a royalty expense payable to an affiliate of Purdue Pharma to avoid any potential conflict with respect to patents.

Licensing revenue for the third quarter of fiscal 2007 was $1.1 million and represented a portion of licensing payments received from the Company’s licensing and distribution partners for once-daily tramadol. Licensing revenue for the third quarter of fiscal 2006 was $2.2 million. The decrease in licensing revenues was primarily the result of the extensions of the estimated term over which the Company is recognizing the US$20 million up-front payment previously received from Purdue Pharma.

Revenue from research and development collaborations for the third quarter of fiscal 2007 was $1.2 million and was related to the ongoing development of an additional strength of Labopharm’s once-daily tramadol product. The Company did not generate revenue from research and development collaborations in the corresponding quarter of last year.

Research and development expenses before research and development tax credits for the third quarter of fiscal 2007 increased to $7.9 million from $3.4 million for the third quarter of fiscal 2006. The increase was primarily due to the Phase III clinical trial for once-daily trazodone that was initiated in the second quarter of fiscal 2007, several pharmacokinetic studies for additional development programs and the general increase in the Company’s research and development activities. Research and development tax credits for the third quarter of fiscal 2007 were unchanged from the corresponding quarter of fiscal 2006 at $0.8 million.

Selling, general and administrative expenses for the third quarter of fiscal 2007 increased to $4.6 million from $4.1 million for the third quarter of fiscal 2006. The increase is due primarily to increased headcount and related compensation expense and increased sales and marketing and other operational costs as the Company transitions from a research and development company to a commercial operation.

At September 30, 2007, the Company held investments in Canadian third party asset-backed commercial paper (ABCP) with an original cost of $5.6 million. When acquired, these investments were rated R1 (High) by Dominion Bond Rating service (DBRS), the highest credit rating issued for commercial paper. These investments matured in October 2007 but, as a result of liquidity issues in the ABCP market, did not settle on maturity. As a result, the Company has adjusted the estimated fair value of the investment and taken a charge in the third quarter of $0.9 million and classified its ABCP as a long-term investment.

Net loss for the third quarter of fiscal 2007 was $9.0 million, or $0.16 per share, compared with $4.4 million, or $0.08 per share, for the third quarter of fiscal 2006.

Cash, cash equivalents and marketable securities at September 30, 2007 were $68.4 million ($73.3 million including the ABCP that was classified as a long-term investment) compared with $99.5 million at December 31, 2007. Excluding the reclassification and write down of the ABCP discussed above, Labopharm’s cash, cash equivalents and marketable securities decreased $25.3 million compared to December 31, 2007. This decrease was primarily the result of the use of funds for operating activities.

For the nine-month period ended September 30, 2007, revenue increased to $16.3 million from $10.7 million for the first nine months of 2006. Product sales increased to $10.4 million from $4.0 million, primarily the result of higher volumes due to shipments of once-daily tramadol to a larger number of markets in the first nine months of fiscal 2007 compared to the first nine months of fiscal 2006.

Gross margin for the first nine months of fiscal 2007, excluding the provision for once-daily tramadol pre-launch inventory and related deposits to manufacturers taken in the second quarter following the delay in the anticipated U.S. launch of once-daily tramadol, net of the non-recurring favourable adjustment discussed for the quarter, increased to 50% from 44% for the first nine months of fiscal 2006. The increase in adjusted gross margin for the first nine months of 2007 was due to higher average selling prices, primarily attributable to the Canadian launch of once-daily tramadol and lower manufacturing costs, which were partially offset by a royalty expense payable to an affiliate of Purdue Pharma to avoid any potential conflict with respect to patents.

Licensing revenue for the first nine months of fiscal 2007 was $4.8 million, and represented a portion of licensing payments received from the Company’s licensing and distribution partners for once-daily tramadol. Licensing revenue for the first nine months of fiscal 2006 was $6.8 million. The decrease in licensing revenues was the result of the extensions of the estimated term over which the Company is recognizing the US$20 million up-front payment previously received from Purdue Pharma.

Research and development expenses before research and development tax credits for the first nine months of fiscal 2007 increased to $19.5 million from $14.3 million for the first nine months of fiscal 2006. The increase was primarily due to the Phase III clinical trial for once-daily trazodone that was initiated in the second quarter of fiscal 2007, several pharmacokinetic studies for additional development programs and the general increase in the Company’s research and development activities. Research and development tax credits for the first nine months of fiscal 2007 were $2.4 million compared to $1.8 million for the first nine months of fiscal 2006.

Selling, general and administrative costs for the first nine months of fiscal 2007 increased to $16.0 million from $11.1 million for the first nine months of fiscal 2006. The rationale for the increase is consistent with that for the third quarter and also includes an increase in non-cash stock-based compensation expense of $1.3 million.

Net loss for the first nine months of fiscal 2007 was $26.5 million, or $0.47 per share, compared to $16.7 million, or $0.33 per share for the first nine months of fiscal 2006.

Labopharm continues to expect global sales of its once-daily tramadol product to be variable from quarter to quarter as a result of pipeline fill and other supply chain and market dynamics associated with the early stages of product launches. Labopharm believes that the continued penetration of markets in which its product has already been launched, as well additional product launches globally, will result in quarter over quarter growth in product sales.

Conference Call

Labopharm will host a conference call today (Friday, November 9, 2007 at 8:30 a.m. ET) to discuss its third quarter fiscal 2007 results. To access the conference call by telephone, dial 416-644-3427 or 1-800-589-8577. Please connect approximately five minutes prior to the beginning of the call to ensure participation. The conference call will be archived for replay until Friday, November 16, 2007 at midnight. To access the archived conference call, dial 416-640-1917 or 1-877-289-8525 and enter the reservation number 21251082#. A live audio webcast of the conference call will be available at www.labopharm.com. Please connect at least 15 minutes prior to the conference call to ensure adequate time for any software download that may be required to join the webcast. The webcast will be archived at the above web site for 30 days.

About Labopharm Inc.

Labopharm is an emerging leader in optimizing the performance of existing small molecule drugs using its proprietary controlled-release technologies. The Company’s lead product, a unique once-daily formulation of tramadol, is being commercially launched in key markets globally. The Company also has a robust pipeline of follow-on products in both pre-clinical and clinical development. Labopharm’s vision is to become a fully integrated, international, specialty pharmaceutical company with the capability to internally develop and commercialize its own products. For more information, please visit www.labopharm.com.

This press release contains forward-looking statements, which reflect the Company’s current expectations regarding future events. The forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the uncertainties related to the regulatory process in various countries for the approval of the Company’s products and the successful commercialization of the products throughout the world if they are approved. Investors should consult the Company’s ongoing quarterly filings and annual reports for additional information on risks and uncertainties relating to these forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. The Company disclaims any obligation to update these forward-looking statements.

For more information, please contact:

At Labopharm	At The Equicom Group
Mark D’Souza	Jason Hogan
Chief Financial Officer	Media and Investor Relations
Tel: (450) 686-0207	Tel: (416) 815-0700
jhogan@equicomgroup.com

French:
Eric Bouchard
Tel: (514) 844-7997
ebouchard@equicomgroup.com

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

[Unaudited]

For the:	Three months ended		Nine months ended
[Thousands of Canadian dollars, except share and per share amounts]	Sept 30, 2007 $	Sept 30, 2006 $	Sept 30, 2007 $	Sept 30, 2006 $
REVENUE
Product sales	2,818	1,097	10,359	4,044
Licensing	1,058	2,229	4,786	6,672
Research and development collaborations	1,217	—	1,217	—

	5,093	3,326	16,362	10,716

EXPENSES
Cost of goods sold (excluding amortization)	1,012	691	6,716	2,267
Research and development expenses, net	7,171	2,611	17,088	12,466
Selling, general and administrative expenses	4,596	4,069	16,048	11,060
Financial expenses	434	644	1,474	2,056
Impairment loss on long-term investment	874	—	874	—
Depreciation and amortization	510	430	1,482	1,276
Interest income	(810)	(1,271)	(2,707)	(2,277)
Foreign exchange loss (gain)	(107)	(50)	280	(643)

	13,680	7,124	41,255	26,205

LOSS BEFORE INCOME TAXES	(8,587)	(3,798)	(24,893)	(15,489)
Provision for income taxes
Current	508	598	1,710	1,282
Future	(64)	(35)	(64)	(71)

	444	563	1,646	1,211

NET LOSS FOR THE PERIOD	(9,031)	(4,361)	(26,539)	(16,700)

NET LOSS PER SHARE - BASIC AND DILUTED	(0.16)	(0.08)	(0.47)	(0.33)

Weighted average number of common shares outstanding	56,817,963	56,747,093	56,795,545	50,938,493

6

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

[Unaudited]

For the:	Three months ended		Nine months ended
[Thousands of Canadian dollars]	Sept 30, 2007 $	Sept 30, 2006 $	Sept 30, 2007 $	Sept 30, 2006 $
OPERATING ACTIVITIES
Net loss for the period	(9,031)	(4,361)	(26,539)	(16,700)
Items not affecting cash:
Depreciation of property, plant and equipment	448	375	1,304	1,105
Amortization of intangible assets	62	55	178	171
Amortization of deferred financing costs	—	51	—	162
Amortization of premium or discounts on marketable securities	57	—	207	—
Impairment loss on long-term investment	874	—	874	—
Non-cash financial expenses	30	—	107	—
Unrealized foreign exchange loss (gain)	(106)	(74)	282	(547)
Future income tax	(64)	(35)	(64)	(71)
Stock-based compensation	674	492	3,573	1,857

	(7,056)	(3,497)	(20,078)	(14,023)
Net change in non-cash operating items	1,008	(6,274)	1,116	(15,941)

	(6,048)	(9,771)	(18,962)	(29,964)

INVESTING ACTIVITIES
Acquisition of marketable securities	(11,733)	(73,741)	(64,980)	(99,138)
Proceeds from disposals of marketable securities	3,498	2,500	3,498	2,500
Proceeds from maturities of marketable securities	15,491	4,585	81,876	20,499
Acquisition of property, plant and equipment	(454)	(437)	(1,600)	(1,018)
Acquisition of intangible assets	(334)	(25)	(457)	(690)

	6,468	(67,118)	18,337	(77,847)

FINANCING ACTIVITIES
Repayment of capital lease obligations	(24)	(21)	(71)	(61)
Repayment of long-term debt	(1,004)	(903)	(3,061)	(2,307)
Proceeds from issuance of capital stock	—	120	225	114,664
Issuance costs of capital stock	—	(1,456)	—	(9,240)

	(1,028)	(2,260)	(2,907)	103,056

Foreign exchange loss on cash held in foreign currencies	(207)	(12)	(1,121)	(9)

Net decrease in cash and cash equivalents during the period	(815)	(79,161)	(4,653)	(4,764)
Cash and cash equivalents, beginning of period	9,884	94,679	13,722	20,282

Cash and cash equivalents, end of period	9,069	15,518	9,069	15,518

Cash flows include the following items:
Interest paid	328	483	1,107	1,542
Income taxes paid (received)	(430)	31	(902)	145

7

CONSOLIDATED BALANCE SHEETS

[Unaudited]

[Thousands of Canadian dollars]	As at September 30, 2007 $	As at December 31, 2006 $
ASSETS
Current
Cash and cash equivalents	9,069	13,722
Available-for-sale marketable securities	59,370	85,747
Accounts receivable	5,005	4,002
Research and development tax credits receivable	1,264	1,869
Income taxes receivable	—	939
Inventories	3,258	5,287
Prepaid expenses and other assets	1,705	1,384

Total current assets	79,671	112,950

Restricted long-term investments	1,273	1,280
Long-term investment	4,867	—
Property, plant and equipment, net	10,845	10,909
Intangible assets	3,484	3,205
Deferred financing costs	—	156
Future income tax asset	198	134

	100,338	128,634

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	9,460	8,908
Current portion of deferred revenue	4,326	7,916
Current portion of obligations under capital leases	163	94
Current portion of long-term debt	3,890	4,425

Total current liabilities	17,839	21,343

Deferred revenue	18,142	16,593
Obligations under capital leases	5,678	5,746
Long-term debt	—	3,396

Total liabilities	41,659	47,078

Shareholders’ equity
Common shares, no par value, unlimited shares authorized, 56,817,963 and 56,747,963 issued and outstanding as at September 30, 2007 and as at December 31, 2006, respectively	241,955	241,588
Contributed surplus	11,848	8,417
Deficit	(194,988)	(168,449)
Accumulated other comprehensive loss	(136)	—

Total shareholders’ equity	58,679	81,556

	100,338	128,634

8